Mail Stop 6010

      December 19, 2005



VIA U.S. MAIL AND FAX (305) 529-6201

Mr. Michael Karpheden
Chief Financial Officer
iCurie, Inc.
Espirito Santo Plaza
1395 Brickell Avenue
Suite 800
Miami, Florida 33131

	Re:	iCurie, Inc.
		Form 8-K dated July 8, 2005
		Filed July 14, 2005
		File No. 333-64840


Dear Mr. Karpheden:

      We have reviewed your response dated December 2, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 8-K dated July 8, 2005

1. Please refer to our prior comment 1. We see your response that the auditors of iCurie Korea did not feel it necessary to include a going concern paragraph in their audit report since they believe sufficient disclosure was provided in Footnote 18. Please specifically tell us why the auditors did not feel a going concern paragraph was necessary. Support your conclusions with references to applicable U.S. generally accepted auditing standards. We also refer you to the
AU Section 341.

2. Please refer to our prior comment 2. We see from your response that iCurie Korea entered into an agreement to sell their intangible assets to iCurie UK. Please respond to the following:

* Please clarify for us whether iCurie UK was a related party at the time of the transaction. If so, please tell us why there is not disclosure in Footnote 14 regarding related party activity.

* Please clarify for us how you accounted for the sale of the intangibles. Specifically tell us how your accounting for the transaction complied with U.S. generally accepted accounting principles.

3. Please refer to prior comment 3 from our November 2, 2005 letter.
We note from your response that you are accounting for the registration rights agreement similar to View C in EITF 05-04. Under
View C, you would account for the registration rights agreement under
SFAS 133. From your response, it appears that you are accruing penalties as they become probable and estimable under SFAS 5 and that you have not separately accounted for the registration rights agreement as a derivative liability and recorded it at fair value. Please explain to us in more detail how you have accounted for the registration rights agreement as a derivative under SFAS 133.

Form 10-QSB for the period ended September 30, 2005

Financial Statements

General

4. Based on disclosures in Note 1 it does not appear that your planned principal operations have commenced. In addition, we noted that there has been no significant revenue from any such operations.
Please provide us with a detailed explanation as to why you do not consider the company to be a development stage enterprise. See paragraphs 8 and 9 of SFAS 7. Please advise or revise your financial statements to comply with the disclosure provisions of SFAS 7.


Note 1. Summary of Significant Accounting Policies, page 5

Organization, page 5

5. We see that the share exchange was accounted for as a "reverse acquisition" with Cedar Mountain being the legal acquirer and iCurie
UK being the accounting acquirer. Tell us in detail how you accounted for the transaction. Note that we consider "reverse acquisitions" by which a private operating company acquires control of a non-operating public shell to be capital transactions in substance, rather than business combinations. Please clarify the basis for your financial statements as presented and revise the filing as necessary based on our comment.

Note 4. Stockholders` Equity, page 9

6. Please outline all of the significant terms of the Series A Preferred Stock, including a discussion of all settlement alternatives and who controls them. Your discussion should address all significant terms such as dividend rights, voting rights, conversion, redemption and call options.

7. Please tell us about your assessment of the accounting for the preferred stock and any embedded derivatives. Provide an analysis of your consideration of SFAS 150, SFAS 133 and EITF 00-19. If applicable, please also address EITF 00-27 and EITF Topic D-98. Also address whether or not you believe the instrument is a debt host or an equity host under paragraph 61(l) of SFAS 133.

8. We see from your table on page 10 that you issued warrants to purchase Common Stock and warrants to purchase Preferred Stock in July 2005. Please tell us how you accounted for and valued the warrants and why. Please provide us with your analysis under SFAS 133 and EITF 00-19. Please include all of the significant terms of the warrants in your response, including any registration rights. See also Section II. B of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated December 1, 2005.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at
(202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Michael Karpheden
iCurie, Inc.
December 19, 2005
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